UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F _X__   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No _X_

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No _X_

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 408-3884

NEWS RELEASE

May 3, 2007

TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**

ALBERTA STAR RECEIVES PERMISSION TO DRILL FOR 2007 FROM THE CHIEF INSPECTOR OF MINES

Alberta Star Development Corp., (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has been granted "permission to drill" by the Chief Inspector of Mines for the Northwest Territories for the 2007 drill program at its Eldorado and Contact Lake projects. The Company has also received notice from the Chief Inspector of Mines that the Safety Program submitted by the Company in support of the Company's 2007 drill program is in compliance with Section 15.02 of the Mine Health and Safety Act and Regulations and is deemed acceptable. The Company is now in receipt of all the necessary permits required to undertake its 2007 drill program and implement its long-term mineral exploration and drilling strategy which was developed prior to the rapid rise of base, precious metals and uranium metal prices. The Company is now fully permitted for its 2007 drill program at its 100% owned Eldorado & Contact Lake IOCG and uranium projects and is intent on taking advantage in the growth of both global energy demand, and the recent increases in base, precious metal and uranium prices. The Company intends to begin accelerating its uranium and poly-metallic exploration and drilling activities on all of its properties in 2007.

ELDORADO & CONTACT LAKE-5 YEAR CLASS "A" DRILLING PERMITS ISSUED-FULLY PERMITTED FOR 2007

The Company has been granted two five-year Sahtu Land & Water Board Class "A" Land Use Permits (Eldorado/Glacier Lake and Contact Lake) for diamond drilling at both the Eldorado & Contact Lake Projects. The Eldorado/Glacier Lake permit is valid until April 26, 2011 and the Contact Lake permit is valid until August 24, 2010. The Company has also submitted a formal application for a third drill permit to the Sahtu Land and Water Board (SLWB). This third "5-Year" drill permit application has requested 15,000 meters of drilling per year, over a five-year period for a total of 75,000 meters which includes the area of the recently discovered Eldorado South radiometric anomaly. This prospective uranium target is being prepared for reconnaissance and detailed sampling, mapping and drilling in 2007.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada's Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The Eldorado & Contact Lake permit areas covers over 76,706 acres. The Eldorado & Contact IOCG + uranium project areas include six past producing high grade silver and uranium mines. This includes the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver (Normin NTGO: Senes Report 2005). The Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are included within the Company's land ownership package. Olympic Dam style volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada. The current May 2, 2007 spot price for uranium provided by the Ux Consulting Company LLC (www.uxc.com) is now $113.00 US per pound.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. The Company is focused in the discovery of base, precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663.**

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.801.5499
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG & uranium projects.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans" "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. For further information investors should review the Company's filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131